UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14206

EL PASO ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Stanton Tower
100 North Stanton Street
El Paso, Texas 79901
(915) 543-5711
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*On July 29, 2020, pursuant to that certain Agreement and Plan of Merger, dated as of June 1, 2019, by and among El Paso Electric Company, a Texas corporation (the “Company”), Sun Jupiter Holdings LLC, a Delaware limited liability company (“Parent”), and Sun Merger Sub Inc., a Texas corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger. As a result of the Merger, Parent holds 100% of the common stock of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, El Paso Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EL PASO ELECTRIC COMPANY
(Registrant)

Date: August 10, 2020	By:	/s/ Nathan T. Hirschi
Name:	Nathan T. Hirschi
Title:	Senior Vice President – Chief Financial Officer